Exhibit 99.8

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128

14 August 2015

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

Results of 2015 Annual General Meeting

We advise that all resolutions set out in the Notice of the Annual General Meeting dated 13 July 2015, were carried at the Annual General Meeting of the company today in Dublin, Ireland.

Details of votes cast are set out below:

	RESOLUTION	FOR	AGAINST	ABSTAIN
1	Financial Statements and Reports	365,686,018	30,139	2,112,605
2	Remuneration Report	316,406,028	49,869,849	1,552,885
3(a)	A Gisle Joosen election	367,270,981	146,472	411,309
3(b)	B Anderson re-election	362,259,569	3,948,439	1,620,754
3(c)	A Littley re-election	364,933,325	2,490,637	404,800
3(d)	J Osborne re-election	367,321,422	98,318	409,022
4	Fix external auditor remuneration	367,314,860	124,484	389,080
5	Re-approve Long Term Incentive Plan 2006	296,587,398	64,341,200	6,377,886
6	Grant ROCE RSUs to L Gries	322,508,994	43,202,226	1,595,264
7	Grant Relative TSR RSUs to L Gries	295,359,283	70,356,714	1,590,487
8	Amend Memorandum of Association	365,323,304	2,078,690	426,768
9	Amend Articles of Association	365,317,935	2,089,142	421,685

We also enclose a copy of amended Memorandum and Articles of Association of James Hardie Industries plc, in compliance with Listing Rule 15.4.2.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719